MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2012

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

T A B L E O F C O N T E N T S

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements ("Interim Financial Statement") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the three and six months ended June 30, 2012 and the audited consolidated financial statements for the year ended December 31, 2011 and annual MD&A for the same period as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated Interim Financial Statement, are presented in accordance with IFRS. This MD&A is prepared as of August 7, 2012. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

All information contained in this management discussion relating to the contents of the Preliminary Assessment, including but not limited to statements of the potential of the Pebble Copper-Gold- Molybdenum Project (the "Pebble Project") and information under the headings "Preliminary Assessment Key Findings, " "Production Profiles, " "Financial Valuation" and "Capital and Operating Costs" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of a port, road, power generating facilities and power transmission facilities also constitutes such "forward looking statements." The Preliminary Assessment was prepared to broadly quantify the Pebble Project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Pebble Project nor should it be considered to be a prefeasibility study. Although based on a comprehensive technical review of recent engineering and technical studies undertaken by the Pebble Limited Partnership (the "Pebble Partnership") and Northern Dynasty, the studies of capital and operating costs are incomplete and have not been optimized, so the ultimate costs may vary significantly from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the Pebble Project. The Preliminary Assessment is based on Wardrop’s (a Tetra Tech Company) comprehensive review of engineering and technical studies undertaken principally by the Pebble Partnership and by Northern Dynasty to the time of the report. The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under the National Environmental Policy Act may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment, in part, uses inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the Pebble Project. A portion of the mineralized material at the Pebble Project is currently classified as an inferred resource and it is not a reserve. The mineralized material in the Preliminary Assessment is based on the measured, indicated and inferred resources estimated by Hunter Dickinson Services Inc. and audited by Wardrop. Additional process tests and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or the amount that may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

The Preliminary Assessment assumes specified, long-term price levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment during the past ten years, and for extended periods of time.

The Pebble Project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The Company is also subject to the specific risks inherent in the mining business, as well as general economic and business conditions.

For more information on the Company, Investors should review the Company’s annual information form and Form 40-F filing with the United States Securities and Exchange Commission (the "SEC") at www.sec.gov and its home jurisdiction filings that are available on SEDAR at www.sedar.com. The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

1.2.1	Summary

Northern Dynasty is a mineral exploration company which holds indirect interests in 637 square miles of mineral claims in southwest Alaska, USA. These claims are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project").

1.2.1.1	Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

Mineralization indicating the presence of the Pebble deposit was discovered in 1987 by a prior operator. By 1997 an initial deposit of copper, gold and molybdenum had been outlined.

Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001. Over the next 5½ years, the Company explored the Pebble deposit and surrounding property. This work led to the discovery of a substantial volume of higher grade mineralization to the east and an overall expansion of the deposit, as well as the discovery of another porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence, and gold showings along the extensive northeast-trending mineralized system underlying the property. Comprehensive environmental, social and engineering studies for the Pebble deposit began in 2004.

In mid-2007, a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc, Anglo American US (Pebble) LLC ("Anglo American") established the Pebble Limited Partnership (the “Pebble Partnership”) to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The 50/50 Pebble Partnership owns the Pebble Project, which consists of the Pebble deposit and 350 square miles of associated resource lands, along with a stream of financing being provided by Anglo American for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project. Work programs at Pebble since mid-2007 have been carried out by the Pebble Partnership. These programs include detailed engineering, environmental and socioeconomic studies toward the completion of a prefeasibility study for the Pebble Project which will enable the Pebble Partnership to engage stakeholders in the planning process and prepare for permitting under the National Environmental Policy Act ("NEPA").

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Preliminary Assessment

Northern Dynasty commissioned an independent Preliminary Assessment of the Pebble Project, the results of which were announced by the Company on February 23, 2011. The study, completed by Wardrop, a Tetra Tech Company ("Wardrop")1, was based on concept, prefeasibility and feasibility-level examinations of various components of the Pebble Project undertaken by the Pebble Partnership and Northern Dynasty. The Preliminary Assessment updates and substantially revises the project economic analysis commissioned by Northern Dynasty in 2004. The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project.

The Pebble Partnership continues to separately undertake detailed engineering, environmental and socioeconomic studies toward the completion of a prefeasibility report for the Pebble Project, including ongoing programs to engage project stakeholders in the planning process. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under NEPA and the Alaska State Large Mine Permitting Process may differ from those mine models presented in the Preliminary Assessment.

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[1] Additional details can be found in the following documents posted on the Company’s profile at www.sedar.com:

º

Technical Report entitled “Preliminary Assessment of the Pebble Project, Southwest Alaska, effective date February 15, 2011,” by Wardrop. Qualified Persons for the February 2011 Preliminary Assessment Technical Report include Hassan Ghaffari, P.Eng, Robert Morrison, P.Geo, Andre de Ruijter, P.Eng, Tysen Hantelmann, P.Eng, Aleksandar Zivkovic, P.Eng, and Scott Cowie, MAusIMM; Doug Ramsey, P.R. Bio is author of sustainability section. All of these qualified persons are independent of Northern Dynasty; and

	º	Northern Dynasty’s Annual Information Form for fiscal 2010 and fiscal 2011.

Cautionary information regarding the Preliminary Assessment is also provided on page 2 of this MD&A.

The Preliminary Assessment is based on mineral resources at February 2010 within a volume or shell defined by long- term metal price estimates of US$2.50/lb copper, US$900/oz gold and US$25/lb molybdenum. Mineral resources that are not mineral reserves do not have demonstrated economic viability. At a 0.30% copper equivalent (CuEQ) cut-off, these comprise:

º

5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and

º

4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

The Preliminary Assessment describes and assigns potential economic value to three successive mine development cases comprising 25, 45 and 78 years of open pit mining and at a nominal processing rate of 200,000 tons per day. Key results include:

  For the Pebble Project, the 45-year Reference Case yields a 14.2% pre-tax internal rate of return ("IRR"), a 6.2-year payback on initial capital investment of US$4.7 billion and a US$6.1 billion pre-tax net present value ("NPV") at a 7% discount rate and long-term metal prices defined in the Preliminary Assessment as $2.50 per pound of copper, $1,050 per ounce of gold, $13.50 per pound of molybdenum and $15.00 per ounce of silver. At prevailing metal prices at the time of the study, defined in the Preliminary Assessment as $4.00 per pound of copper, $1,350 per ounce of gold, $15.00 per pound of molybdenum and $28.00 per ounce of silver, the 45-year Reference Case yields a 23.2% pre-tax IRR, a 3.2-year payback on initial capital investment2 and a US$15.7 billion pre-tax NPV at a 7% discount rate.

  For Northern Dynasty’s 50% share of the project, the 45-year Reference Case yields an 18% pre-tax and 15.4% post-tax IRR, a 4.7-year pre-tax and 5.3-year post-tax payback on initial capital investment and a US$3.6 billion pre-tax and US$2.4 billion post-tax NPV at a 7% discount rate and long-term metal prices.
  At prevailing metal prices at the time of the study, the 45-year Reference Case yields a 30.2% pre-tax and 25.1% post-tax IRR, a 2.6-year pre-tax and 3.1-year post-tax payback on initial capital investment and a US$8.3 billion pre-tax and $5.6 billion post-tax NPV at a 7% discount rate for Northern Dynasty’s 50% interest.

  The 45-year Reference Case produces 31 billion ("B") lb copper, 30 million ("M") oz gold, 1.4 B lb molybdenum, 140 M oz silver, 1.2 M kg rhenium and 907,000 oz palladium while mining only 32% of the mineral resource.

  For the 45-year Reference Case, cash costs per payable lb of copper after by-product credits total minus US$0.11.

The results of the Preliminary Assessment confirm that the Pebble Project has the potential to generate substantial annual revenues, with increasingly better returns over decades of production.

Ongoing Prefeasibility Study and Environmental and Socioeconomic Work

The Pebble Partnership has assembled an experienced engineering and permitting team for the Pebble Project, consisting of more than 20 senior engineers and technical specialists (many of whom are from the Anglo American group or Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

The team has continued to advance engineering and project design initiatives for the Pebble Project. Public consultation forums in Alaska are planned to gain input from stakeholders prior to the completion of a Prefeasibility Study and the submission of permit applications.

In January 2012, the Pebble Partnership released the Environmental Baseline Document ("EBD") for the Pebble Project, characterizing existing physical, biological and social conditions in the project area, in anticipation of initiating project permitting. It contains more than 27,000 pages of scientific data and analyses, characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence. The EBD is based primarily on research collected between 2004 and 2008, although baseline data collecting and monitoring of environmental and socioeconomic conditions surrounding the Pebble Project continue today.

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2 Initial capital expenditures for all three development cases are estimated at $4.7 billion, excluding capital costs associated with outsourced power, road and port infrastructure.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Permitting will be initiated once the Pebble Partnership submits its Project Description and other documents to the government agencies which, with the EBD, provides the foundation for an Environmental Impact Statement ("EIS"). Often prepared by a third-party contractor under the direction of a lead federal agency, the EIS will assess the project’s potential environmental/socioeconomic effects and development alternatives, and will provide the basis for federal, state and local government agencies to make individual permitting decisions.

Work continues toward completion of the Prefeasibility Study. Permitting under NEPA is expected to begin toward the end of 2012 or early 2013 with a public consultation program to precede that process.

The board of the Pebble Partnership has adopted a budget of approximately US$107 million for a comprehensive work program in 2012. The program will include exploration, geotechnical and metallurgical drilling and geo-hydrological testing, engineering studies to complete a Project Description in 2012 and Prefeasibility Study in 2013, continued environmental baseline data collection, monitoring and synthesis, and community engagement and workforce development programs to advance the project and prepare for permitting under NEPA.

Corporate

Northern Dynasty has cash and cash equivalents on hand of $33.7 million for its operating requirements. With the Pebble Project being financed by Anglo American, management believes that the Company has sufficient capital resources to cover its short to medium term cash requirements.

1.2.1.2	Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble property interests into a limited partnership, the Pebble Partnership. Anglo American, through its wholly-owned affiliate, subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Company (through a wholly-owned affiliate) and Anglo American have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. The Board of the general partner is also to approve the alternatives for a final Feasibility Study. Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days of the later of the receipt of the approved prefeasibility report and the approved study alternatives, to fund further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended towards producing a final feasibility study and related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine following approval of a positive Feasibility Study, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and the Company (through its affiliate) on a 50:50 basis (subject to dilution for non-contribution). The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

The Company determined in accordance with IAS 31, Interests in Joint Ventures that its investment in the Pebble Partnership is an interest in a jointly controlled entity. The Company applies the equity method to account for its interest in the Pebble Partnership.

Anglo American’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to June 30, 2012 amounts to $464.4 million (US$444.4 million).

The corporate office of the Pebble Partnership is located in Anchorage, Alaska. The Alaska-based operations are guided by the Board of the general partner with equal representation from Anglo American and Northern Dynasty.

1.2.1.3	Technical Programs

Exploration and Drilling

Site work in 2012 is planned to include exploration drilling, hydrogeochemical sampling surveys to access and prioritize numerous geophysical exploration targets on the property, soil sampling and geological and alteration mapping.

The 2012 drilling program began during the second quarter. Over 3,000 feet of drilling had been completed by quarter-end, including two core holes (both in progress) totaling 2,178 feet to test the western limits of the Pebble deposit; five rotary holes (one in progress) for geotechnical purposes; and one sonic hole (in progress) for hydrogeological purposes.

Engineering

The current phase of the engineering program is designed to advance toward completion of the prefeasibility study for the Pebble Project. The work, which commenced in 2011, continued through the first half of 2012 and includes additional analysis of the open pit, ongoing design of the process plant and associated infrastructure, and compilation of the designs for the access roads, port and power plant. Consistent with its previous efforts, the Pebble Partnership continues to evaluate development options and component alternatives. The Pebble Partnership engineering team is also making contributions to the development of a Project Description to support permit applications under NEPA.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Environmental and Socioeconomic Studies

The Environmental Baseline Document ("EBD") was released in January 2012. The EBD provides information and analysis on baseline physical, chemical, biological and social conditions based upon ongoing data collection by the Pebble Project environmental study team from 2004 to 2008. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents.

The compilation of environmental studies undertaken in support of mine development is more commonly presented to regulatory agencies as part of a broader permitting package, which includes a Project Description. Given its importance and the public interest in the Pebble Project, the Pebble Partnership released the EBD to provide stakeholders with additional time to review the substantial document in advance of project permitting. A Project Description for the Pebble Project will need to be finalized before permitting commences.

Pebble Partnership facilitated a four-day workshop with federal and state regulatory agencies in January 2012 to present the EBD findings. The workshop was broadcast publicly via the Internet. A series of public presentations has also been coordinated in over twenty communities throughout southwest Alaska and elsewhere around the State to present the EBD findings. These presentations involved several of the authors of the document.

Comprehensive environmental and socioeconomic baseline study programs continue at the Pebble Project site. The 2012 field programs will primarily focus on surface and groundwater hydrology, water quality and fish resources.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the Pebble Project, with the exception of possible road and port locations. Examination of the potential road and port sites will be undertaken once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach has continued in 2012, including community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States ("US") and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to advise participants about modern mining practices.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – Established in 2008 with a five-year, US$5 million commitment, the goal of the Pebble Fund is to enhance the health and sustainability of regional fisheries and the communities they support. Grants are determined based on criteria and selections made by an advisory board comprised of citizens from communities throughout the Bristol Bay region. In 2012, seventeen grants, totaling US$540,835 have funded community-based projects throughout southwest Alaska. Grants, totaling more than US$4.0 million, have been awarded to date, leveraging nearly US$12.6 million in matching funds from other organizations.

The Bristol Bay Marketplace Business Idea Competition for residents of Bristol Bay communities was introduced in 2011. The competition, sponsored by the Pebble Partnership and the Pebble Fund, provides the opportunity for local entrepreneurs to compete for funding to start or expand Bristol Bay-based businesses. In September 2011, five recipients were selected to receive US$215,000 in funding as part of the inaugural Bristol Bay Marketplace Business Idea Competition. A second round of awards, totaling US$235,000, was dispersed for the period January to April 2012.

2.

An independent stakeholder dialogue process concerning the Pebble Project was initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues. Independent Science Panels (“ISP”), consisting of respected experts in a range of technical, scientific and sociological fields, are being assembled to review environmental and socioeconomic data compiled by the Pebble Partnership for the purpose of project engineering and permitting, while providing expert insight to Pebble Project stakeholders. Four ISP events are planned for the fall 2012 to address: geology and geochemistry; hydrology and water quality; fish, wildlife and habitat; and social, economic and cultural dynamics.

During the summer 2012 site work season, twenty-six site tours have been provided to share project updates with stakeholders from across the region and Alaska. In addition, the Pebble Partnership continues to host regional stakeholders at tours of operating mines: a tour to the Bingham Canyon Mine in Utah was held in June. In order to increase stakeholder understanding of the Pebble Project, the Pebble Partnership has commissioned a National Economic Input Study. As the Pebble Project advances toward the completion of a prefeasibility study and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate a broad-based public consultation program to involve stakeholders in the process by which the project is being designed.

Employment and Workforce Development

The Pebble Partnership is one of the most important private sector employers in southwest Alaska. Alaskans made up over 70% of the site workforce in 2011, and this included employment of 133 people from the Bristol Bay region.

Employee training and workforce development initiatives continue to expand. Workforce development initiatives at the Pebble Project include the provision of training in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Departments of Labor, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. In addition, scholarships are available to high school students from the Bristol Bay region who are interested in pursuing studies at college and vocational/technical schools in the fields of project management, operations, geology, science, engineering and other disciplines related to responsible resource development.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.2.1.4	Legal Matters

On February 23, 2011, the Company issued a news release announcing that it was in receipt of a new independent Preliminary Assessment of the Pebble Project, which is based on the information generated and provided by the Pebble Partnership and Northern Dynasty. The information provided by the Pebble Partnership and the Preliminary Assessment constitute a material change in the affairs of the Company because it changed the technical parameters and provided an estimated net present value of the property that deviated by billions of dollars from the last such assessment done in 2004. Anglo American, the Company’s 50% partner in the Pebble Partnership, has asserted that the news release contained confidential information which is the property of the Pebble Partnership and was not authorized to be released, and Anglo American reserves all rights to claim that the release has damaged Anglo American and/or the Pebble Partnership. The Company has received legal advice that the news release was a permitted disclosure under the various agreements with Anglo American, and its issuance was a mandatory requirement under Canadian and US regulatory requirements. The Company does not believe that Anglo American’s allegations have any merit; however, it cannot give assurances about future events or actions by Anglo American.

In February 2011, the US Environmental Protection Agency ("EPA") announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in all of the Bristol Bay area, then for Nushagak and Kvichak drainages. This process was initiated in response to calls from persons and groups in opposition to the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404c of the Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages. Rather than acceding to this request, the EPA has embarked on a scientific study to assess potential impacts of hard rock mining in the two drainages. The Bristol Bay Watershed Assessment process is expected to conclude in late 2012.

The EPA’s draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. The draft report is a fundamentally flawed document. By the EPA’s own admission, it has evaluated the effects of a ‘hypothetical project’ – a project that has not been defined or proposed – and for which key environmental mitigation strategies are not known. The assessment was rushed – it is based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Partnership has studied the ecological and social environment surrounding Pebble for more than eight years. It also failed to fully consider the data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

The EPA has called for public comment on the draft charge it has provided to peer reviewers assembled to assess the quality and sufficiency of scientific information presented in the draft BBWA report. In response, Northern Dynasty made a presentation highlighting these shortcomings at the public hearings held in Seattle, Washington, on May 31, 2012, and in late June 2012, made a submission to the EPA stating its concerns about the peer review process. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease action on the watershed assessment until such time as the Pebble Partnership submits a definitive proposal for the development of the Pebble deposit. Evidence provided in Northern Dynasty’s submission to the EPA demonstrates that:

  the draft assessment employs a flawed risk and impact assessment methodology, and fails to meet the EPA’s own guidelines for such studies;

  the draft assessment presents numerous, serious errors of fact and omission;

  the draft assessment uses wholly inappropriate case studies, comparing the future environmental performance of the Pebble Project to mines built in the 1800s and in foreign countries like Romania, rather than modern mines in the US;

  the draft assessment fails to consider reliable and comprehensive sources of data, and specifically overlooks the more than $120 million in environmental studies summarized in the Pebble Partnership’s Environmental Baseline Document, which represents the most exhaustive and comprehensive data set available in the region;

  the draft assessment presents a selective and misleading analysis of the Bristol Bay economy, and entirely fails to consider the positive benefits that responsible mineral development could deliver to a region suffering from significant out-migration, high unemployment and one of the highest costs of living in the US;

  the draft assessment has been rushed, evaluating a region of some 20,000 square miles in little over a year where previous watershed studies have taken many years to evaluate much smaller land areas;

  the draft assessment is inappropriate because it seeks to evaluate the effects of a project before it has been proposed, and before site-specific mitigation for potential environmental effects are known; and

  the draft assessment evaluates the potential effects of a “hypothetical mine scenario” as determined by the EPA, even though this scenario could not be permitted under federal and state law.

Northern Dynasty will continue to participate in the process by which the draft BBWA report will be finalized.

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources ("DNR") had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

In November 2011, by a narrow 280 – 246 (53% – 47%) margin, voters in Southwest Alaska’s Lake & Peninsula Borough supported a ballot measure sponsored by anti-Pebble activists that, if upheld by the courts, might restrict future development that affects more than one square mile of land within the 31,000 square mile borough.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

The Pebble Partnership and the State of Alaska view the initiative as unconstitutional and unenforceable because it seeks to restrict development of state-owned resources on state lands through a municipal ordinance. The State of Alaska and the Pebble Partnership have filed legal challenges in the Alaska Superior Court, which held hearings on the matter earlier this year and scheduled a trial on the issue for February 2013.

1.2.2	Other Properties

1.2.2.1	South Pebble, SP and KAK Claims

Agreement between Full Metal Minerals and the Pebble Partnership

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement (the "FMM Agreement") of Kaskanak Copper LLC (the "LLC") with Full Metal Minerals (USA) Inc. ("FMMUSA"), a wholly-owned subsidiary of Full Metal Minerals Corp. Under the FMM Agreement, the Pebble Partnership can earn a 60% interest in the LLC which owns 100% of FMM’s South Pebble Claims (the "FMM Properties"), by incurring exploration expenditures of at least US$3 million and making annual payments of US$50,000 to FMMUSA over a period ending on December 31, 2013. The Pebble Partnership has been appointed as the manager of the LLC and will continue as manager until it resigns or is deemed to resign in certain defined circumstances which include a reduction of its ownership interest in the LLC to below 50%.

For the duration of the earn-in period and the term of the Pebble Partnership’s membership in the LLC, the Pebble Partnership will have an option to select and purchase claims that form part of the FMM Properties (the "Purchased Claims") at a price of US$25 per acre payable to FMMUSA, provided that the Purchased Claims are declared or agreed to be outside of the current scope of operations of the LLC, constitute no more than 20,000 acres, constitute a continuous block of claims and are located outside an "Exclusion Area" specified in the FMM Agreement.

The FMM Properties total 542 claims covering approximately 135 square miles located west of the ground held 100% by the Pebble Partnership; 99 of these claims, covering an area of 24.3 square miles, form the "Exclusion Area".

1.2.2.2	Big Chunk North and South

Northern Dynasty’s Purchase and Option Agreement with Liberty Star

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 23.8 square miles of claims (the "Purchased Claims") to a US subsidiary of Northern Dynasty in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum compounded monthly (the "Loan"). The parties agreed with effect from November 14, 2011, to increase the principal amount of the Loan by US$714,374 (the "Additional Loan Amount"), being the amounts expended by Northern Dynasty to date on annual assessment work, rental and related fees relating to Liberty Star’s claims in Alaska. The Loan is repayable, in cash on demand or convertible into Liberty Star shares at the election of Northern Dynasty, after Northern Dynasty has spent at least a minimum amount (the "Minimum Expenditure") earning into a joint venture (which has not yet been formed – see the discussion below). The Minimum Expenditure was originally set at US$1 million, but the parties subsequently agreed on November 14, 2011 to reduce the Minimum Expenditure by the Additional Loan Amount plus interest incurred thereon. As of June 30, 2012, the Minimum Expenditure has been reduced to US$228,437. The Pebble Partnership had the right to acquire the Purchased Claims for a period of time but declined to exercise that right.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

In addition, subject to negotiating and signing a definitive earn-in option and joint venture agreement, Northern Dynasty will be able to earn a 60% interest in Liberty Star’s remaining Big Chunk properties in Alaska by spending US$10 million on those properties over six years. The Loan may be applied as part of the earn-in requirements, at Northern Dynasty’s discretion. As of the date of this MD&A, Northern Dynasty and Liberty Star have not entered into a joint venture agreement.

The total area of the properties is 172.7 square miles, and includes 95 Purchased Claims; 428 Big Chunk South claims (102.9 square miles) and 184 Big Chunk North claims (46 square miles). All of these claims are located in the vicinity of Pebble. Northern Dynasty carried out initial exploration surveys in 2010.

1.2.3	Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, steadily increased until late 2011. The price of copper in 2012 has decreased from the average price in 2011.

Although gold prices have dropped from time to time, over the past five years the average annual price has steadily increased. This overall trend continues in 2012: although prices have been variable, the average price in the year to date has increased over the average price in 2011.

Molybdenum prices have been more volatile than gold or copper, beginning an upward trend in 2003 that reached a peak of US$34/lb in October 2005, decreasing through 2006, then rising in 2007 until the latter part of 2008, when they dropped significantly. This decrease continued until May 2009. Prices improved, but were variable in 2010 and 2011. The average price has decreased in 2012.

Average annual prices as well as the average price so far in 2012 for copper, gold and molybdenum are shown in the table below:

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Year	Average metal price (US$)
	Copper	Gold	Molybdenum
2008	3.16/lb	871/oz	29.70/lb
2009	2.34/lb	974/oz	11.29/lb
2010	3.42/lb	1,228/oz	15.87/lb
2011	4.00/lb	1,572/oz	15.41/lb
2012 (to the date of this MD&A)	3.63/lb	1,641/oz	13.84/lb

Source: LME Official Cash Price as provided at www.metalprices.com

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.3	Not Used

1.4	Summary of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Statements of Financial	Jun 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30
Position	2012	2012	2011	2011	2011	2011	2010	2010
Exploration and evaluation assets	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055
Investment in PLP	101,652	99,595	101,542	104,658	96,301	96,810	99,306	102,741
Current assets	38,605	40,811	42,644	43,792	44,925	45,302	43,886	43,421
Total assets	141,312	141,461	145,241	149,505	142,281	143,167	144,247	147,217

Equity	137,191	137,282	141,356	145,550	138,566	139,261	140,060	143,287
Deferred income tax	3,719	3,643	3,715	3,829	3,523	3,542	3,633	3,737
Current liabilities	402	536	170	126	192	364	554	193
Total shareholders’ equity and liabilities	141,312	141,461	145,241	149,505	142,281	143,167	144,247	147,217
Working capital	38,203	40,275	42,474	43,666	44,733	44,938	43,332	43,228

Comprehensive (Income) Loss
Expenses
Exploration and evaluation	1,274	1,269	(86)	448	141	316	850	653
General and administrative	1,049	1,178	1,615	871	2,146	1,478	1,017	1,177
Share-based compensation	1,702	1,777	2,170	2,752	2,782	6,501	1,588	1,543
Interest income	(251)	(163)	(270)	(252)	(225)	(197)	(198)	(175)
Loss before tax	3,774	4,061	3,429	3,819	4,844	8,098	3,257	3,198
Income tax expense (recovery)	–	–	(51)	–	–	–	21	41
Loss for the quarter	3,774	4,061	3,378	3,819	4,844	8,098	3,278	3,239
Loss (gain) on marketable securities		–	1	–	–	–	1	(1)
Exchange difference on translation of the Pebble Partnership	(2,057)	1,947	3,116	(8,357)	509	2,496	3,435	3,554
Deferred income tax	76	(72)	(114)	306	(19)	(91)	(124)	(129)
Comprehensive loss (income)	$1,793	$5,936	$6,381	$(4,232)	$5,334	$10,503	$6,590	$6,663

Basic and diluted loss per common share	$0.04	$0.04	$0.04	$0.04	$0.05	$0.09	$0.03	$0.03

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Discussion of Quarterly Trends

The Company’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve through other comprehensive loss. The US dollar depreciated against the Canadian dollar in each quarter other than in Q2 of 2012 and Q3 of 2011. As a result, the Company recorded exchange losses in all but the previously mentioned quarters in other comprehensive loss. This resulted in a decrease in the carrying value of the Company’s investment in the Pebble Partnership on the statements of financial position over the same corresponding period. The following table summarizes the movement in the US dollar to the Canadian dollar and the resulting exchange differences recognized in each quarter:

		1CAD for 1USD
Period	USD movement to CAD	Start	End	Recognized (gain) loss
Q3 2010	Depreciation	$1.06	$1.03	$3.6 million
Q4 2010	Depreciation	$1.03	$0.99	$3.4 million
Q1 2011	Depreciation	$0.99	$0.97	$2.5 million
Q2 2011	Depreciation	$0.97	$0.96	$0.5 million
Q3 2011	Appreciation	$0.96	$1.05	$(8.4) million
Q4 2011	Depreciation	$1.05	$1.02	$3.1 million
Q1 2012	Depreciation	$1.02	$1.00	$1.9 million
Q2 2012	Appreciation	$1.00	$1.02	$(2.1) million

Share-based compensation expense also typically fluctuates based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is determined at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. The Company granted share purchase options in Q2 of 2012 and Q1 of 2011. This resulted in an increase in share-based compensation recognized in Q1 of 2011. In Q2 of 2012, share-based compensation did not increase notwithstanding the vesting of one-half of the share purchase options granted, as the fair value of share purchase options granted was $0.87 as compared to $6.57 for the Q1 2011 grant. From Q3 to Q4 of 2010, Q2 to Q4 of 2011, and Q1 of 2012 share-based compensation related to the amortization of share-based compensation on share purchase options that were still vesting. In Q1 of 2011 share-based compensation was also impacted by the vesting of one-third of the share purchase options granted with an exercise price of $15.44 which resulted in a larger expense in Q1 2011 compared to the lower amortization of remaining fair value from Q2 2011 to Q1 of 2012.

Exploration and evaluation expenses increased from Q3 to Q4 of 2010 as the Company conducted two independent studies, initiated work on the Preliminary Assessment Technical Report ("PA") and completed exploratory work on the Liberty Star claims. In 2011, the Company completed the PA, conducted further ongoing analysis thereof and paid annual fees and rentals on Liberty Star claims. In Q4 of 2011, the Company agreed to treat certain of the 2011 payments in respect to Liberty Star claims as an advance and increased the principal amount of the loan outstanding from Liberty Star resulting in a credit in exploration costs for the quarter. In Q1 and Q2 of 2012, the Company commenced and focused on a further technical study to advance work completed since the issue of the 2011 PA.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.5	Results of Operations

The following financial data has been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (IFRICs) effective for the period ended June 30, 2012 and are expressed in Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1	Results of Operations for the Three Months Ended June 30, 2012 vs. 2011

The Company recorded a loss of $3.8 million for the current quarter as compared to $4.8 million in the same period in 2011. The decrease was mainly attributable to lower share-based compensation and general and administrative expenses being recorded offset by higher exploration related expenses in the current quarter as compared to the 2011 comparative period.

The Company recorded exploration costs of $1.3 million in Q2 2012 as compared to $0.1 million in Q2 2011 as the Company continued working on a technical study to advance work since the issue of the 2011 Preliminary Assessment.

General and administrative expenses ("G&A") decreased to $1.0 million in 2012 from $2.1 million In 2011, G&A was impacted by the donation of company shares in the quarter. The following table provides a breakdown of the expenses incurred, expressed in thousands of dollars:

General and administrative expenses	2012	2011
Conference and travel	$90	$25
Donations	–	866
Insurance	84	68
Legal, accounting and audit	36	41
Office costs	237	308
Salaries	558	676
Shareholder communication	87	97
Trust and filing	44	48
Foreign exchange loss (gain)	(87)	17
Total	$1,049	$2,146

Salaries were lower in the quarter as compared to Q2 2011 because the Company in 2011 had completed and issued an independent Preliminary Assessment Technical Report and incurred costs relating to the preparation and analysis thereof.

Share-based compensation decreased to $1.7 million from $2.8 million in 2011. Although the Company granted 2.2 million share purchase options in the current quarter (none in Q2 2011) of which one half vested immediately, due to a lower share price in 2012, the fair value estimated was $0.87 per option as compared to the Q1 2011 grant of $6.57 per option. As a result the fair value expense recognized was less than the amortization of share-based compensation recognized in Q2 of 2011.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Comprehensive loss decreased to $1.8 million in the quarter from $5.3 million in Q2 2011 due to the Company recording a $2.1 million exchange gain on translation of the investment in the Pebble Partnership as a result of the appreciation of the US dollar against the Canadian dollar from approximately 1USD=1.00CAD at April 1, 2012 to 1USD=1.02CAD at June 30, 2012. The Company recognized a loss of $0.5 million in the comparable period of 2011 when the US dollar depreciated from 1USD=0.97CAD at April 1, 2011 to 1USD=0.96CAD at June 30, 2011.

1.5.2	Results of Operations for the Six Months Ended June 30, 2012 vs. 2011

The Company recorded a loss of $7.8 million for the current period as compared to $12.9 million in 2011. The decrease was mainly attributable to lower share-based compensation and general and administrative expenses being recognized offset by higher exploration related expenses in the current period as compared to the 2011 comparative period.

The Company recorded exploration costs of $2.5 million in the current period as compared to $0.5 million in the comparative 2011 period as the Company commenced work on a technical study that advances work that was undertaken since the issue of the 2011 Preliminary Assessment.

G&A decreased to $2.2 million in 2012 from $3.6 million in 2011. The decrease was due mainly to lower corporate activity in the current period as compared to 2011 when the Company issued the 2011 Preliminary Assessment. Additionally in 2011, costs were impacted by the donation of Company shares. The following table provides a breakdown of the expenses incurred, expressed in thousands of dollars:

General and administrative expenses	2012	2011
Conference and travel	$207	$128
Donations	–	866
Insurance	167	135
Legal, accounting and audit	47	94
Office costs	410	505
Salaries	1,023	1,298
Shareholder communication	178	273
Trust and filing	200	229
Foreign exchange loss (gain)	(5)	96
Total	$2,227	$3,624

Share-based compensation decreased to $3.5 million from $9.3 million in 2011. Although the Company granted 2.2 million share purchase options, the same number as for 2011, due to the lower share price in 2012, the fair value estimated was $0.87 per option as compared to $6.57 per option for the 2011 grant. As a result the fair value expense recognized was lower than for 2011.

Comprehensive loss decreased to $7.7 million in the period from $15.8 million in 2011 as the Company recorded an exchange gain of $0.1 million for the period on translation of the investment in the Pebble Partnership through other comprehensive loss as compared to a loss of $3.0 million recorded in 2011. As the Pebble Partnership has a US dollar functional currency, the Company is impacted by movements in the US / Canadian dollar exchange rate (see 1.4, Discussion of Quarterly Trends).

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.5.3	Cash Flows for the Six Months Ended June 30, 2012 vs. 2011

Net cash used in operations increased to $4.1 million in the current period from $3.3 million in the prior comparative period. The increase was due to the increase in exploration and evaluation expenses incurred in 2012 on additional technical studies since the 2011 Preliminary Assessment.

The Company received $0.2 million in interest on cash balances which was marginally lower than in 2011 due to lower average cash balances held.

The Company also increased cash resources by $85,000 in 2012 on the exercise of share purchase options. In 2011 the Company raised $4.2 million on the exercise of share purchase options.

1.5.4	Financial position as at June 30, 2012 vs. December 31, 2011

The Company’s total assets decreased to $141.3 million from $145.2 million. The decrease was due mainly to the decrease in current assets of $4.0 million offset by the increase in the carrying value of the Company’s investment in the Pebble Partnership as a result of the exchange gain of $0.1 million recognized on translation (refer 1.5.1) . Cash and cash equivalents decreased by $3.8 million as the Company utilized $4.1 million of its cash in its operations and received inflows from the exercise of share purchase options and interest on cash balances totaling $0.2 million. Related party receivables decreased by $0.5 million due to the utilization of services from the related party by the Company. Amounts receivable and other assets increased by $0.2 million due mainly to accrued interest.

1.5.5	Investment in the Pebble Partnership

As indicated in section 1.2.1.2, the Company has determined that, in accordance with IFRS, it has joint control of the Pebble Partnership and applies the equity method to account for its investment in the Pebble Partnership.

Expenditures incurred by the Pebble Partnership on the Pebble Project are being funded 100% by Anglo American. Anglo American’s total contributions from inception to June 30, 2012 total $464.4 million (US$444.4 million). For the period ended June 30, 2012, the Pebble Partnership incurred losses of $39.7 million (2011 – $29.2 million). Exploration costs increased to $34.7 million from $26.2 million in the comparative period of 2011 as the Pebble Partnership focused on work toward the completion of a prefeasibility study for the Pebble Project. As well the Pebble Partnership released the EBD in February 2012. The main exploration expenditures during the period ended June 30, 2012, were for:

  engineering (2012 – $11.0 million; 2011 – $5.1 million);

  environmental planning and testing (2012 – $7.9 million; 2011 – $5.6 million);

  site activities (2012 – $9.0 million; 2011 – $10.3 million);

  corporate affairs (2012 – $7.3 million; 2011 – $5.2 million); and

  business development (2012 - $0.5 million; 2011 - $nil).

For further discussion on exploration activities and the technical programs underway on the Pebble Project, see section 1.2.1.3, Technical Programs.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. In 2008, the Company completed its last private placement financing and since then has continued each year to see inflows to the treasury through the issue of common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American (described below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has $33.7 million in cash and cash equivalents for its own operating requirements. With the Pebble Project funded by Anglo American, the Company believes it has sufficient resources to cover its short to medium term cash requirements.

As discussed in section 1.2.1.2, the Company is in a 50:50 limited partnership with Anglo American. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.5 billion. Anglo American completed the initial US$125 million commitment to fund prefeasibility study expenditures in 2008. After approval of the prefeasibility report, in order to retain its 50% interest, Anglo American is required to commit to further expenditures which will bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which may take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its 50% interest in the Pebble Partnership. On completion of the US$1.5 billion investment by Anglo American, any further expenditure will need to be funded by the Company and Anglo American on a 50:50 basis. The Company currently does not have the required funding to meet these long term obligations should they arise.

At June 30, 2012, the Company had working capital of approximately $38.2 million as compared to $42.5 million at December 31, 2011.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Pebble Partnership has purchase orders for goods and services relating to its activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All costs are funded through existing cash resources in the Pebble Partnership which are being funded by Anglo American and are in the normal course of operations.

The Company is responsible for all maintenance payments on the Purchased Claims (refer 1.2.2.2) . Subject to entering into a definitive joint venture agreement with Liberty Star, which as of the date of this MD&A has not yet occurred, the Company would be required to spend US$10 million in exploration and claims maintenance over 6 years.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.7	Capital Resources

The Company has no long-term debt and had 94,995,764 common shares issued and outstanding at June 30, 2012.

The Company had no commitments for material capital expenditures as of June 30, 2012.

The Pebble Partnership, which is being funded by Anglo American, has an approximate US$1.0 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities until 2013 (refer to Community Engagement in 1.2.1.3) .

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

The Company and its subsidiaries transact with Hunter Dickinson Services Inc. ("HDSI"), a private company which has certain directors and other key management personnel and whom are close business associates that are also key management personnel of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to the Company at annually set rates and incurs third party costs on behalf of the Company which are reimbursed by the Company at cost.

Costs for services rendered by HDSI to the Company for the six month period ended June 30, 2012 were $1.5 million as compared to $1.7 million for the comparative period in 2011. The decrease is mainly due to the decrease in the Company’s use of HDSI personnel in the current period as compared to 2011 when the Company required additional resources to assist with the completion of the 2011 Preliminary Assessment. The Company continues to use resources provided by HDSI to assist with ongoing administration and management of the Company including continuous disclosure obligations, shareholder communications and investor relations, as well as assisting with the Company’s role as partner in the Pebble Partnership. The costs for expenses paid by HDSI and reimbursed by the Company for the period ended June 30, 2012 were $0.8 million as compared to $0.5 million for the period ended June 30, 2011.

Compensation paid to key management personnel (directors and senior management comprising the Senior Vice President, Corporate Development; Vice President ("VP"), Corporate Communication, VP, Engineering and VP, Public Affairs) for the six month period ended June 30, 2012 comprised salaries of $0.8 million (2011 – $0.8 million) and share-based compensation of $1.7 million (2011 – $4.9 million).

The Company also paid for services amounting to $21,000 provided to the Pebble Partnership which are to be reimbursed at cost by the Pebble Partnership to the Company.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.10	Not Used

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12	Critical Accounting Estimates

The Company's significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2011. The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, include, but are not limited to, the following:

i.	Inputs used in measuring share-based compensation; and

ii.	Provision for the deferred income tax expense and the composition of deferred income tax liabilities.

1.12.1	Mineral resources and the carrying value of the Company’s investment in the Pebble Partnership

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Pebble Partnership.

1.12.2	Impairment analysis of assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At June 30, 2012, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

1.12.3	Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using pre-tax rates that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At June 30, 2012, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.12.4	Share-based compensation expense

From time to time, the Company through its Board of Directors, grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate the fair value for these options. This model, and other models which are used to fair value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

The Group granted 2.2 million share purchase options in the three months ended June 30, 2012. In the prior year, the Group had granted 2.2 million share purchase options in the three months ended March 31, 2011. The weighted average fair value of share purchase options granted was $0.87 per option (2011 - $6.57 per option). Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions and inputs to estimate the fair value of share purchase options granted:

	Three months ended	Three months ended
	June 30, 2012	March 31, 2011
Risk-free interest rate	1.11%	2.29%
Expected life	3.43 years	4.15 years
Expected volatility	60%	64%
Grant date share price	$2.38	$13.78
Expected dividend yield	Nil	Nil

1.12.5	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the statements of financial position and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

A deferred tax liability would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. The Company recognizes net deferred tax liabilities as it believes it does not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.13	Changes in Accounting Policies including Initial Adoption

Accounting Standards, Interpretations and Amendments to Existing Standards

Effective January 1, 2012, the Group adopted amendments to IFRS 7, Financial Instruments: Disclosures that were issued by the IASB. The application of these amendments has not had any material impact on current and prior year disclosures but may affect disclosures for future transactions or arrangements.

Accounting standards, amendments and revised standards not yet effective

1)	Effective for annual periods beginning on or after July 1, 2012

	º	Amendments to IAS 1, Presentation of Financial Statements

2)	Effective for annual periods beginning on or after January 1, 2013

	º	New standard IFRS 10, Consolidated Financial Statements
	º	New standard IFRS 11, Joint Arrangements
	º	New standard IFRS 12, Disclosure of Interests in Other Entities
	º	New standard IFRS 13, Fair Value Measurement
	º	Reissued IAS 27, Separate Financial Statements
	º	Reissued IAS 28, Investments in Associates and Joint Ventures

The Company has not early adopted these new or revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

º

New interpretation IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. This interpretation and the requirements for accounting for stripping costs will only be applicable to the Group once it is in the production phase.

3)	Effective for annual periods beginning on or after January 1, 2015

	º	New standard IFRS 9, Financial Instruments, Classification and Measurement. The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures.

1.14	Financial Instruments and Other Instruments

The loan receivable by the Company from Liberty Star has an equity conversion option. This equity conversion feature has been determined to be an embedded derivative which requires separation from the loan receivable. For embedded derivatives identified for separation, the fair value of the derivative must be calculated as of the inception date and at each reporting date subsequent to the inception date. The Company has determined that the fair value of the equity conversion option at the date of inception and at June 30, 2012, is of nominal value as no definitive earn-in and joint venture agreement has been entered into and the Minimum Expenditure has not been incurred by the Company in respect to the JV Agreement claims.

1.14.1	Non-derivative financial assets:

The Company has the following non-derivative financial assets: available-for-sale financial assets and loans and receivables.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Available-for-sale ("AFS") financial assets

The Company has marketable securities which are classified as AFS financial assets and are measured at fair value with changes therein, other than impairment losses recognized in other comprehensive income or loss. At the reporting date these securities had a nominal value.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable including the Liberty Star loan receivable and balances receivable from related parties.

1.14.2	Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

1.14.3	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable including the Company’s loan receivable from Liberty Star and balances receivable from related parties. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the six months ended June 30, 2012. Management has concluded that there is no objective evidence of impairment to its amounts receivable at June 30, 2012 which included assessing the recoverability of the loan receivable from Liberty Star.

The Company’s loan receivable from Liberty Star is secured by other claims and assets owned by Liberty Star in Alaska, USA.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk in respect to its loan receivable which is denominated in US dollars. Also certain of the Company’s corporate expenses are incurred in US dollars. As a consequence, the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the six months ended June 30, 2012.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the six months ended June 30, 2012.

Commodity price risk

While the value of the Company’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1	Disclosure of Outstanding Share Data

The capital structure of the Company is shown in the following table:

Common shares issued and outstanding
As of August 7, 2012	94,995,764
As of June 30, 2012	94,995,764
Share options – as of August 7, 2012	7,661,230
(Weighted average exercise price per share: $7.00)

1.15.2	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.3	Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

1.15.4	Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

1.15.5	Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.6	Risk Factors

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project.

The Pebble Project’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before the Company or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore". Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures the Company and/or the Pebble Partnership incur and have incurred in the past on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures incurred will be totally lost.

Feasibility work to determine the viability of the Pebble Project has not been completed and permits have not been applied for

Final feasibility work has not been done to confirm the pit or underground mine design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit or other mine design, mining methods, and processing methods are incorrect. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Cost estimates used are based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although the Company believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

Volatility in Metal Prices

The project has been evaluated using projected long-term price levels for copper, gold and molybdenum. Prices for these commodities are historically volatile, and neither the Company nor the Pebble Partnership has control of or influence on those prices, all of which are determined in international markets. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. The prices of copper, gold and molybdenum have fluctuated in recent years and they have shown an upward trend of late, future significant price declines could cause unfavorable changes in the economics of the project and may result in investors being unwilling to finance mineral projects, with the result that the Company may not be able to obtain sufficient financing to fund its exploration and, if warranted, development activities.

Compliance with environmental requirements will command large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and the Company must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at their project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s or the Pebble Partnership’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development of the Pebble Project or operation. See discussion on EPA under 1.2.1.4 Legal Matters.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Six months ended June 30, 2012

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Although the Company and the Pebble Partnership maintain high environmental standards for their project, like most major mining projects, there are almost always public concerns about new mining projects. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically and legally permittable.

The Company and Pebble Partnership also compete with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

The Pebble Project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.